Exhibit 23

Consent of Independent Registered Public Accounting Firm

We consent to the incorporation by reference in the Registration Statement on Form S-8, No. 333-150457 of Ball Corporation of our report dated June 26, 2009, with respect to the statements of net assets available for benefits of Ball Corporation Salary Conversion and Employee Stock Ownership Plan as of December 31, 2008, and 2007 and the related statement of changes in net assets available for benefits for the year ended December 31, 2008, and the related supplemental schedule as of December 31, 2008, which report appears in the December 31, 2008, Annual Report on Form 11-K of Ball Corporation Salary Conversion and Employee Stock Ownership Plan.

/s/ Clifton Gunderson LLP
Clifton Gunderson LLP
Broomfield, Colorado
June 26, 2009